

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 7, 2015

Lawrence B. Prior III
President and Chief Executive Officer
Computer Sciences Government Services Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: Computer Sciences Government Services Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 21, 2015**
> **File No. 001-37494**

Dear Mr. Prior:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 2, 2015.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Summary

The Mergers, page 3

1.   You disclose in the first bullet point in this section that you anticipate fiscal year 2015 revenues of approximately $5.5 billion. Please revise here and elsewhere to clarify whether you are referring to pro forma revenues based on your pro forma combined information or revenues anticipated for fiscal 2016.

2.   We note the transcript of the August 31, 2015 teleconference discussing the merger agreement with SRA included as exhibit 99.1 to your Form 8-K filed September 1, 2015. Management appears to discuss in greater specificity the benefits of the merger with SRA. For example and without limitation, operating synergies are estimated at net $50 million. You also state that the driver of the transaction includes little customer overlap. Please consider expanding your disclosure here and on page 57 to outline the material benefits associated with the merger that you specified in your August 31, 2015 teleconference.

Lawrence B. Prior III
Computer Sciences Government Services Inc.
October 7, 2015
Page 2

Questions and Answers about the Transactions, page 5

3.   Please consider adding a question and answer that discusses incurring $3.0 billion in debt to pay for the financing of the acquisition and the special dividend.

Summary Historical Combined Financial Data of Computer Sciences GS, page 21

4.   We note that you present the non-GAAP measures Adjusted EBITDA and Operating Income. Where you provide these measures, please ensure that you also include the most directly comparable GAAP measure with equal or greater prominence to provide a balanced presentation. For example, the Summary Historical Combined Financial Data of Computer Sciences GS should be revised to include income from continuing operations before taxes and the Financial Highlights in MD&A on page 138 should be revised to include income from continuing operations. Similarly revise the Summary Data for SRA on page 24 and the Unaudited Pro Forma Condensed Combined Financial Statement Data on page 28. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors

The integration of Computer Sciences GS…, page 50

5.   You mention in your Summary that the combined company expects revenues of $5.5 billion with nearly 19,000 employees. Please tell us why you do not believe that size presents a challenge to the integration of Computer Sciences GS and SRA or expand your risk factor to address this risk.

Computer Sciences GS Business Combined Financial Statements

Note 18 – Commitments and contingencies

Contingencies, page F-48

6.   We note from your response to prior comment 8 that you properly revised your disclosures to remove reference to whether the amount of loss can be reasonably estimated as it relates to reasonably possible loss disclosures. However, we further note that you removed similar disclosure as it relates to contingent liability accruals, which, pursuant to ASC 450-20-25-2, require that the amount of loss can be reasonably estimated. Please revise your disclosures accordingly.

You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Peter Harwich, Esq.
        Allen & Overy LLP